Mail Stop 4561

October 26, 2006

Mr. Christopher J. Carey
Chief Financial Officer
City National Corporation
City National Center
400 North Roxbury Drive
Beverly Hills, California 90210

      Re: City National Corporation
            Form 10-K for Fiscal Year Ended December 31, 2005
            File No. 001-10521

Dear Mr. Carey:

      We have completed our limited review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    Paul Cline
                    Senior Accountant